Exhibit 10.1

BioSolar, Inc. has requested that portions of this document be accorded confidential treatment pursuant to Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

EXCLUSIVE LICENSE AGREEMENT

between

North Carolina Agricultural and Technical State University

and

BioSolar Inc.

This Exclusive License Agreement (“Agreement”) is entered into this 25th day of September, 2017 (the “Effective Date”) between North Carolina Agricultural and Technical State University having an address at 1601 East Market Street, Greensboro, North Carolina, 27411 (“University”), and BioSolar, Inc., a corporation organized and existing under the laws of the State of Nevada, having its place of business at 27936 Lost Canyon Road, Suite 202, Santa Clarita, CA 91387 (“Licensee”).

RECITALS

Developing, producing, and marketing BioSolar’s own lithium-ion batteries based on the Silicon Iron Lithium Nanocomposite for Lithium Ion Batteries is an extremely high risk proposition. The lithium ion battery market is already saturated with large players with strong financial backings, mostly from Japan, South Korea, and China. Therefore, BioSolar intends to focus its efforts on further developing Silicon Iron Lithium Nanocomposite material technology that may significantly improve existing and upcoming lithium-ion batteries based on silicon anode materials. BioSolar would like to work with silicon anode material providers to improve their battery performance using the additive portion of the technology licensed from University.

WITNESSETH

WHEREAS, University owns and controls a valuable invention known as “Silicon Iron Lithium Nanocomposite for Lithium Ion Batteries” (the “Invention”), University file JSNN0018 0117, and as generally disclosed the provisional patent application U.S. Serial No. 62/473,772: entitled "Silicon Iron Lithium Nanocomposite for Lithium Ion Batteries” filed 3/20/2017; and

WHEREAS, the Invention was developed by Dr. Sungjin Cho (“Inventor”) while an employee of University; and

WHEREAS, University exclusively owns all right, title and interest in the Invention and the Patent Rights; and

WHEREAS, University desires to license its rights in the Invention, including its Patent Rights, in a manner that will benefit the public and best facilitate the distribution of useful products and the utilization of new processes; and

WHEREAS, Licensee desires to obtain a license to use the Invention and Patent Rights as herein provided and commits to using its commercially reasonable efforts to develop and commercialize products and processes based upon or embodying said Invention and Patent Rights under the terms and conditions set forth herein.

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NOW, THEREFORE, in consideration of the premises and mutual promises and covenants contained in this Agreement and for good and valuable consideration, it is agreed by and between University and Licensee as follows:

ARTICLE 1: DEFINITIONS

1.1 “Affiliate” means every entity, which directly or indirectly, or through one or more intermediaries, controls, is controlled by, or is under common control with Licensee. An entity is deemed to be in control of another corporation or entity if (a) it owns or directly or indirectly controls at least 51% of the voting stock of the other corporation or (b) in the absence of ownership of at least 51% of the voting stock of a corporation, or in the case of a non-corporate entity, if it possesses directly or indirectly, the power to direct or cause the direction of the management and policies of such entity.

1.2 “Asset Sale” shall have the meaning set forth in Section 1.12.

1.3 “Combination Product” means any product comprised of a combination of (i) a Licensed Product and (ii) any component(s), device(s), or other technology(ies) for which rights are not included in the license granted under this Agreement but, with respect to the item(s) in (ii), which may each or collectively form the basis for a separately saleable product (an “Independent Subproduct”).

1.4 “Confidential Information” means any information disclosed by one party to the other party which is identified as confidential at the time of disclosure, including information consisting of data, research results, technology, software, materials, patents, copyrighted works, know-how, business or product plans, or marketing, sales or other financial information; Progress Reports and Royalty Reports.

1.5 “Existing Patent Rights” means Patent Rights as of the Effective Date listed in Appendix A, which shall be amended from time to time to indicate the then current Patent Rights.

1.6 “Independent Subproduct” shall have the meaning set forth in Section 1.3.

1.7 “Initial Public Offering” means the effective date of a registration statement for the first sale of Licensee’s common stock in a firm commitment underwritten public offering registered under the Securities Act of 1933, as amended.

1.8 “Licensed Field” means, and is limited to, the practice of the Patent Rights for lithium ion batteries.

1.9 “Licensed Product Data” means data, including experimental data, owned or controlled by Licensee relating to a given Licensed Product and which is generated following the Effective Date.

1.10 “Licensed Products” means any method or process, composition, product, or component part which uses, practices or incorporates one or more of the valid Claims of the Patent Rights.

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1.11 “Licensed Territory” means world-wide.

1.12 “Liquidation Event” means a (i) a merger, share exchange or other reorganization (“Merger”), (ii) the sale by one or more stockholders of a majority of the voting power of the Licensee (“Stock Sale”) or (iii) a sale of all or substantially all of the assets of the Licensee (or that portion of its assets related to the subject matter of this Agreement) (“Asset Sale”) in which for (i), (ii), and (iii) above, the stockholders of the Licensee prior to such transaction do not own a majority of the voting power of the acquiring, surviving or successor entity, as the case may be. Notwithstanding the foregoing, a Liquidation Event shall not include a bona fide financing transaction in which voting control of the Licensee transfers to one or more persons or entities who acquire shares of Licensee capital stock from Licensee in exchange for either an investment in Licensee or the cancellation of indebtedness owed by Licensee, or a combination thereof.

1.13 “Merger” shall have the meaning set forth in Section 1.12.

1.14 “Net Sales” means the total gross amount invoiced by Licensee or Affiliates for the sale of Licensed Products sold by Licensee or Affiliates to third parties less (a) sales taxes or other taxes (other than income taxes), (b) shipping and insurance charges, (c) actual allowances, rebates, credits, or refunds for returned or defective goods, (d) trade, quantity, and other discounts, retroactive price reductions, or other allowances actually allowed or granted from the billed amount and taken, (e) rebates, credits, and chargeback payments (or the equivalent thereof) granted for products using the Invention to wholesalers, or to federal, state/provincial, local and other governments, including their agencies, purchasers, and/or reimbursers, or to trade customers, and (f) any import or export duties, tariffs, or similar charges incurred with respect to the import or export of Licensed Products into or out of any country in the Licensed Territory. Licensed Products will be considered sold when paid for. Notwithstanding the foregoing, Net Sales shall not include, and shall be deemed zero with respect to, (i) the distribution of reasonable quantities of promotional samples of Licensed Products, (ii) Licensed Products provided for research purposes or charitable or compassionate use purposes, or (iii) Licensed Products provided to a Sublicensee under an agreement in which Licensee (or an Affiliate) shall be receiving royalties or other consideration upon which Licensee must pay certain amounts to University under Section 3.6.

In the case of discounts on “bundles” of separate products or services which include Licensed Products, Licensee or Affiliates may discount the bona fide list price of a Licensed Product by the average percentage discount of all products of Licensee and/or Affiliates in a particular “bundle”, calculated as follows:

Average percentage discount on a particular “bundle” = [1 - (X/Y)] x 100];

where X equals the total discounted price of a particular “bundle” of products, and Y equals the sum of the undiscounted bona fide list prices of each unit of every product in such “bundle”. Licensee (or Affiliates) shall provide University documentation reasonably supporting such average discount with respect to each “bundle.” If a Licensed Product in a “bundle” is not sold separately, and no bona fide list price exists for such Licensed Product, Licensee and University shall negotiate in good faith a reasonable imputed list price for such Licensed Product and Net Sales with respect thereto shall be based on such imputed list price.

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1.15 “Patent Rights” means (i) any United States, foreign or international patents and/or patent applications covering the Invention (or its use or manufacture) owned or controlled by University as of the Effective Date or during the term of this Agreement, including, without limitation the Existing Patent Rights, (ii) any continuations, continuations-in-part, divisionals, provisionals, continued prosecution applications, substitutions, extensions and term restorations, registrations, confirmations, re-examinations, renewals, or reissues of any of the foregoing, and (iii) any foreign counterpart of any of the foregoing, provided that, to the extent any continuations-in-part claim technology that is patentably distinct from the subject matter described in, claimed by, or enabled by the Existing Patent Rights, such continuations-in-part shall only be included in Patent Rights to the extent University has the right to provide such rights to Licensee.

1.16 “Progress Report” means a written report summarizing Licensee’s material technical and other efforts made towards first commercial sale for all Licensed Products under development. Such reports shall include, without limitation, reasonably detailed summaries of (i) development and commercialization of Licensed Products, (ii) collaborations with third parties and sublicensing efforts relevant to Licensed Products, (iii) progress toward completing milestones described in Appendix B, (iv) key management changes, (vi) summary of any payments due under Article 3, and (vii) any other company information which may materially impact Licensee’s ability to develop Licensed Product.

1.17 “Royalty Report” means a written report detailing the number, description, aggregate selling prices, and Net Sales of Licensed Products (and a listing of the pertinent Patent Rights where the Licensed Product is comprised of a subset of the Patent Rights) sold or otherwise disposed of in each calendar quarter upon which royalty is payable, the amount of Sublicensing Royalty Revenue received during each calendar quarter, and the royalty payment amounts due under Sections 3.4 and 3.6.

1.18 “Stock Sale” shall have the meaning set forth in Section 1.12.

1.19 “Sublicensee” means any third party to whom rights are granted by Licensee (or an Affiliate) with respect to the Patent Rights. “Sublicensee” shall also include any third party to whom such rights are granted through further sublicense by a Sublicensee.

1.20 “Sublicensing Revenue” means any consideration actually received by Licensee or an Affiliate from a third party as consideration for the grant of rights to Patent Rights (net of any tax or similar withholding obligations imposed by any tax or other government authority(ies) that are not recovered by Licensee). Sublicensing Revenue includes, but is not limited to, upfront fees, license maintenance fees, and milestone payments, or other payments, including the fair market value of any non-cash consideration, received by Licensee in consideration for any rights granted to Patent Rights under a sublicense agreement, and excludes (i) Sublicensing Royalty Revenue, (ii) purchases of equity or debt of Licensee or any Affiliate, (iii) fair market value payments made in connection with research and development agreements, joint ventures, partnerships or collaboration agreements where Licensee or an Affiliate is obligated to perform research and development of any Licensed Product(s), (iv) the grant to Licensee of intellectual property rights related to the technology described in the Patent Rights, and (v) other payments made by a Sublicensee as consideration for Licensee’s or an Affiliate’s performance of services or provision of goods, provided such services or goods are not Licensed Products or, if such services or goods are Licensed Products, (a) the provision of such services or goods results in Net Sales pursuant to which a royalty is payable under Section 3.4 or (b) the provision of such services or goods constitutes one or more of the following: (1) the distribution of reasonable quantities of promotional samples of Licensed Products or (2) the provision of Licensed Products for research purposes or charitable or compassionate use purposes.

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1.21 “Sublicensing Royalty Revenue” means sales-based royalties, sales milestone payments, other payments calculated on the basis of sales, and minimum sales royalties actually received by Licensee or its Affiliate from a third party as consideration for the grant of rights to Patent Rights (net of any tax or similar withholding obligations imposed by any tax or other government authority(ies) that are not reasonably recoverable by Licensee).

1.22 “Third Party Royalties” means any royalties Licensee owes to one or more third parties pursuant to one or more licenses to intellectual property rights entered into by Licensee to avoid infringement of such rights by the practice of the Patent Rights in the manufacture, use, or sale of any Licensed Product, or to avoid infringement-related litigation with respect to the practice of the Patent Rights, as determined by Licensee in its reasonable discretion.

1.23. “University Improvement” means any advancement, further development or improvement of a Licensed Product or the Patent Rights; provided that: (a) the practice of such invention would necessarily infringe at least one claim within the Patent Rights in the Licensed Field, (b) improvements are limited to those for which Sungjin Cho, Ph.D. (i) is listed as the inventor or co-inventor and (ii) provides notice to the University’s Office of Technology Transfer; and (c) an undivided interest in such invention and related patent rights is solely owned or controlled by the University (i.e., such invention is not subject to any rights of any third party).

1.24 “Valid Claim” means a claim of any pending patent application included in the Patent Rights or a claim in an issued, unexpired patent included in the Patent Rights that has not been dedicated to the public, disclaimed, abandoned, or held invalid or unenforceable by a court or other body of competent jurisdiction from which no further appeal can be taken, and that has not been explicitly disclaimed, or admitted by University in writing to be invalid or unenforceable or of a scope not covering Licensed Products through reissue, disclaimer or otherwise.

1.25 Other Definitional Provisions.

(i) The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section, schedule and exhibit references are to this Agreement unless otherwise specified. The meaning of defined terms shall be equally applicable to the singular and plural forms of the defined terms. The term “including” is not limiting and means “including without limitation”.

(ii) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding,” and the word “through” means “to and including.”

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(iii) References to agreements and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement.

(iv) References to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(v) The captions and headings of this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

1.26 “Licensee Improvement” means any advancement, further development or improvement of a Licensed Product or the Patent Rights; provided that: (a) the practice of such invention would necessarily infringe at least one claim within the Patent Rights in the Licensed Field, (b) the improvement(s) are a product of efforts and resources which Licensee, either individually or in collaboration with third party(ies), has substantially, if not entirely, contributed. Licensee shall provide notice to the University’s Office of Technology Transfer of such improvement(s); and (c) Licensee shall hold an undivided interest in such improvement(s), with the invention and related patent rights, so, improved, being owned or controlled by the Licensee together with such third party(ies) whom Licensee identifies as collaborator(s) in that regard. Licensee shall be entitled to continue to utilize and otherwise exploit such improvements as a part of the license grant for the term of this Agreement.

ARTICLE 2: GRANT OF LICENSE

2.1 Grant to Licensee. University hereby grants to Licensee and Affiliates to the extent of the Licensed Territory an exclusive license under the Patent Rights to make, use, sell, have made, have sold, offer for sale and import Licensed Products in the Licensed Field, with the right to sublicense as set forth in Article 6, subject to all the terms and conditions of this Agreement.

2.2 Reservation of University Rights. University reserves the rights to practice under the Patent Rights for its own internal research, public service, teaching and educational purposes, without payment of royalties, provided that the exercise of such reserved rights by University shall not be subject to any intellectual property rights granted to any commercial third party, such approval not to be unreasonably withheld. University shall also retain the rights: (i) to make, use and provide Licensed Products to other academic and nonprofit research institutions for their own internal research, public service, teaching and educational purposes and (ii) to allow other academic and nonprofit research institutions to use Patent Rights for educational and research purposes, provided that University shall require of such third parties that the use of such Licensed Products or practice of the Patent Rights shall not be subject to any intellectual property rights granted to any commercial third party.

2.3 No Implied Rights. Licensee shall obtain no implied license rights to the Patent Rights. Any rights not expressly granted to Licensee shall be retained by University.

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ARTICLE 3: CONSIDERATION

3.1 Upfront Payment. Within thirty (30) days after the Effective Date, Licensee shall pay to University a one-time, non-refundable license fee in the sum of Fifteen Thousand Dollars (US $15,000.00).

3.2 Patent Expenses Incurred Prior to the Effective Date. Licensee shall reimburse University for all reasonable, documented patent expenses associated with the preparation, filing, prosecuting, issuance and maintenance of the Existing Patent Rights incurred by University prior to the Effective Date (the “Reimbursement Amount”). Specifically, the Licensee shall reimburse the University One Hundred and Thirty Dollars (US $130)

3.3 Patent Expenses Incurred On and After the Effective Date. As of the Effective Date and during the term of this Agreement, Licensee shall bear the costs of preparation, filing, prosecution, issuance and maintenance of all patent applications and patents within the Patent Rights as set forth in Section 8. Said amounts for on-going patent expenses shall be paid to University within sixty (60) days of Licensee’s receipt of an invoice from University; such invoices shall be sent to Licensee on a quarterly basis. After that date, an interest of 6% per year will be applied to all patent costs that have not been reimbursed. Notwithstanding the foregoing, if University grants any third party (other than governmental or nonprofit entities as provided for in Section 2.2) a license to any patent or patent application included within the Patent Rights, Licensee’s obligation to bear ongoing patent costs shall be reduced by a pro rata amount, based on the number of University licensees having rights with respect to such patent or patent application (e.g. if University has granted rights to a total of two parties with respect to a particular patent or patent application (including Licensee), Licensee shall only be obligated to reimburse University with respect to 50% of the relevant patent costs).

3.4  Earned Royalty. During the term of this Agreement, Licensee shall pay University a royalty of [***] on the Net Sales for Licensed Products sold by Licensee or Affiliates to third parties. Such payments shall be due within thirty (30) days after each anniversary of the Effective Date following the first commercial sale of a Licensed Product in the Licensed Territory in the Licensed Field.

If this license is converted to a non-exclusive license and if other non-exclusive licenses are granted having the same terms and conditions as the converted non-exclusive license, then the above royalty rate will not exceed the royalty rate being paid by other licensees during the term of the non-exclusive license. On sales between Licensee and Affiliates for resale, the royalty shall be paid on the resale.

3.5 Minimum Royalty Fee. Licensee shall pay a Minimum Royalty Fee to the University in the amount of [***] per year to be paid no later than 30 days after each anniversary of the Effective Date. After the first commercial sale of a Licensed Product, the aforementioned Minimum Royalty Fees owed to University after such first commercial sale of Licensed Product shall be creditable towards payments owed to University pursuant to Section 3.4 (Earned Royalty), Section 3.6(i) (Sublicensing Revenue), and Section 3.6(ii) (Sublicensing Royalty Revenue) in any given year.

3.6 Sublicense Fees. In respect to sublicenses granted by Licensee under Article 6,

(i) Licensee shall pay University, within thirty (30) days of receipt by Licensee, [***] of any Sublicensing Revenue.

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(ii) Licensee shall pay to University an amount equal to [***] of Sublicensing Royalty Revenue provided that, notwithstanding the foregoing, the total payment due University under this Section 3.6(ii) with respect to Sublicensing Royalty Revenue received from a Sublicensee during any particular time period shall not, in any event, exceed an amount equal to the royalties that would have been due to University with respect to the Licensed Products sold by such Sublicensee generating such Sublicensing Royalty Revenue had Licensee itself sold such Licensed Products, based on such Sublicensee’s net sales of such Licensed Products (determined in a manner substantially similar to the manner in which Net Sales are determined under this Agreement for Licensee’s sales of Licensed Products) and calculated in a manner consistent with Sections 3.4, 3.7, 3.8, and 3.9. Any such payments shall be made concurrently with the submission of Royalty Reports as set forth in Section 4.2.

Licensee shall not sell or transfer to a third party Licensee’s interest in all or a portion of any future Sublicensing Revenue and/or Sublicensing Royalty Revenue under such sublicense agreement(s) in exchange for a single cash payment or series of cash payments (the “Exchange Consideration”) without the prior written approval of University, such approval not to be unreasonably withheld. In the event that University approves such sale or transfer, (a) the portion of any Exchange Consideration reasonably allocated by Licensee to the value of its interest in such future Sublicensing Revenue shall be treated as Sublicensing Revenue for purposes of this Section 3.6 and (b) the portion of any such Exchange Consideration reasonably allocated by Licensee to the value of its interest in such future Sublicensing Royalty Revenue shall be treated as Sublicensing Royalty Revenue for purposes of this Section 3.6. For the avoidance of doubt, to the extent Exchange Consideration has been allocated to the value of Licensee’s interest in future Sublicensing Revenue or Sublicensing Royalty Revenue, any such Sublicensing Revenue or Sublicensing Royalty Revenue shall thereafter not be included within the definitions of Sublicensing Revenue or Sublicensing Royalty Revenue originally established in Article 1.

3.7 Royalty Stacking. In the event that Licensee is required to pay Third Party Royalties, then Licensee may deduct an amount equal to fifty percent (50%) of any Third Party Royalties from any royalty amounts due University hereunder, provided that in no event shall the royalties otherwise due University be less than fifty percent (50%) of the royalties that would be payable to University absent the effects of this Section 3.7. In the event that University does not own all right, title, and interest in the Patent Rights, and Licensee obtains, by license(s), assignment(s), or otherwise, rights to any third party(ies)’ interest(s) in such patent applications or patents, any amounts paid by Licensee to such third party(ies) to obtain any rights in any third party interest(s) in such Patent Rights shall be treated as Third Party Royalties.

3.8 Combination Product. If a Licensed Product is sold as part of a Combination Product, Net Sales shall be calculated by multiplying Net Sales for such Combination Product by the fraction A/(A+B) where A is the invoice price of the Licensed Product when sold separately, and B is the aggregate invoice price of the Independent Subproduct(s) in the combination when sold separately. If either the Licensed Product or the Independent Subproduct(s) is (are) not at that time sold separately, than the allocation of Net Sales shall be commercially reasonable and determined by good faith negotiation between University and Licensee, based on the relative value of the Licensed Product and Independent Subproduct(s), consistent with the formula provided above.

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3.9 Compulsory Licensing. Should a compulsory license be granted, or be the subject of a possible grant, by Licensee or an Affiliate to a third party under the applicable laws, rules, regulations, guidelines, or other directives of any governmental or supranational agency in the Licensed Territory under the Patent Rights, Licensee shall notify University, including any material information concerning such compulsory license, and the running royalty rates payable under Section 3.4 for sales of Licensed Products in such country will be adjusted to equal any lower royalty rate granted to such third party for such country with respect to the sales of such Licensed Products therein (the “Compulsory Royalty”).

3.10 Payment. All fees, royalties, and other payments due to University under this Agreement shall be made in United States Dollars. If any currency conversion shall be required in connection with the payment of royalties hereunder, such conversion shall be made using the exchange rate published in the Wall Street Journal on the last business day of the calendar quarterly reporting period to which such royalty payments relate. If payments are made by check, check shall be made to “North Carolina Agricultural and Technical State University, Division of Research and Economic Development” at the University address pursuant to Section 13.6. All incoming checks shall specify “Office of Technology Transfer and NC A&T Ref. No. JSNN0018 0117. Instructions for wire or electronic funds transfer will be provided upon request of Licensee.

3.11 Late Payment. In the event royalty payments or fees are not received by University when due, Licensee shall pay to University default interest on such unpaid amount at a rate equal to interest and charges at the lower of (a) the then-current prime lending rate as published by the American East Coast edition of the Wall Street Journal or (b) the maximum rate of interest allowed by law on the total royalties or fees overdue.

3.12 Default Payment. In the event of default in payment of any payment owing to University under the terms of this Agreement, a "cure" period not to exceed 60 days will commence. If it becomes necessary for University to undertake legal action to collect said payment, each party is responsible for legal expenses in connection therewith.

ARTICLE 4: REPORTS AND RECORDS

4.1 Licensee shall submit a Progress Report on or before March 15th of each calendar year after the Effective Date and continuing throughout the life of this Agreement. Progress Reports are subject to the confidentiality obligations of Article 12.

4.2 Licensee shall submit Royalty Reports beginning the quarter during which the first commercial sale of Licensed Product is made and continuing throughout the term of this Agreement according to the following schedule:

Reporting Quarter	Report Due Date
1st Quarter (January, February, March)	May 15th
2nd Quarter(April, May, June)	August 15th
3rd Quarter (July, August, September)	November 15th
4th Quarter (October, November, December)	February 15th (following calendar year)

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4.3 Licensee shall keep complete, true and accurate books of account and records for the purpose of showing the derivation of all amounts payable to University under this Agreement. Such books and records shall be kept at Licensee’s principal place of business during the term of this Agreement and for three (3) years from the date of the last sale of Licensed Product, and shall be open at all reasonable times for inspection by a representative of University for the purpose of verifying Licensee’s royalty statements or Licensee’s compliance in other respects with this Agreement, but in no event no more than once per calendar year. The University representative shall be obliged to treat as confidential all relevant matters.

4.4 Inspections made under Section 4.3 shall be at the expense of University, unless an underpayment to University under this Agreement exceeding the greater of (i) Five Thousand Dollars ($5,000) or (ii) five percent (5%) of the amount properly due with respect to the audited period is discovered in the course of any such inspection, whereupon all reasonable, documented costs relating thereto shall be paid by Licensee. Licensee shall promptly pay to University the full amount of any such underpayment, together with interest thereon as specified in Section 3.11.

ARTICLE 5: DUE DILIGENCE

5.1 Licensee shall use commercially reasonable efforts to develop and commercialize Licensed Products in the Licensed Territory, which shall include production of Licensed Products for testing and development, governmental approval where applicable, and sale. The acts of Affiliates, Sublicensees, and third party contractors shall be deemed the acts of Licensee for purposes of satisfying this Section 5.1.

5.2 Licensee shall strive to achieve the milestones set forth in Appendix B, attached hereto and incorporated herein, on the time frames indicated therein. The parties acknowledge that the dates or timelines outlined or established for the achievement of such milestones assume that Licensed Products do not encounter delays for reasons outside of Licensee’s reasonable control. Licensee and University shall negotiate in good faith the extension of these dates in the event any matters outside of Licensee’s reasonable control adversely affect achievement of any stated milestones by the dates or timelines outlined or established therefor. University’s sole and exclusive remedy with respect to Licensee’s breach of this Article 5 shall be its right to evaluate the license for termination of this Agreement in accordance with Section 7.3.

ARTICLE 6: SUBLICENSING

6.1 Licensee may sublicense any and all rights licensed hereunder, with such rights including the right to permit Sublicensees to further sublicense such rights. Licensee shall notify University in writing and provide University with a copy of each sublicense agreement entered into by Licensee granting Sublicensee rights to any and all rights licensed hereunder and each amendment thereto within thirty (30) days after their execution.

6.2 Licensee shall not grant sublicenses to the rights granted hereunder for no consideration or solely in exchange for the grant to Licensee of intellectual property rights unrelated to the technology described in the Patent Rights.

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6.3  Licensee shall require that any agreement granting a third party rights to the Patent Rights:

(i) be consistent with the terms, conditions and limitations of this Agreement;

(ii) contain an acknowledgment by the Sublicensee of University’s disclaimer of warranty and limitation on University’s liability substantially similar to those provided by Sections 10.1 and 10.3 below;

(iii) shall require Sublicensee to indemnify University with respect to such Sublicensee’s exercise of its rights under the Patent Rights in a manner substantially similar to the manner in which Licensee has agreed to indemnify University under Section 11.2;

(iv) comply with Sections 2.2, 13.11 and 13.12 of this Agreement.

If any sublicense agreement granting any rights to the Patent Rights does not comport with above requirements, then that agreement shall be invalid and unenforceable.

6.4  University agrees that, to the extent (i) provided for in each sublicense granted under this Agreement and (ii) if such sublicense does not impose any obligations on University in excess of those imposed on University herein, all sublicenses granted with respect to the rights granted under this Agreement shall survive termination of this Agreement and will automatically be assigned to University upon such termination, in order to provide for the applicable Sublicensee’s continued enjoyment of its rights thereunder.

6.5  Licensee shall be responsible to University for the performance of its Sublicensees under each sublicense agreement granting rights to any Patent Rights.

ARTICLE 7: TERM AND TERMINATION

7.1  Unless earlier terminated in accordance with this Agreement, the term of this Agreement shall commence on the Effective Date and shall expire on a country-by-country and Licensed Product-by-Licensed Product basis, at the expiration of the last to expire Valid Claim included in the Patent Rights covering a particular Licensed Product in a particular country.

7.2  University may, by written notice to Licensee, terminate this Agreement during any April after the one year anniversary of the Effective Date, if Licensee, its Affiliates, Sublicensees, or any contractors of any of the foregoing have not practiced the Invention during the calendar year which precedes such April.

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7.3  It is expressly agreed that, notwithstanding the provisions of any other paragraph of this Agreement, if Licensee should materially breach this Agreement and fail to cure any such breach within sixty (60) days of receipt of written notice from University describing such breach, University has the right to terminate this Agreement. A material breach is a material violation of or material failure to keep or perform any covenant, condition, or undertaking of this Agreement, including, but not limited to Licensee’s:

(i) failure to deliver to University any payment at the time or times that such payment is due to University under this Agreement;

(ii) failure to provide Progress Reports and Royalty Reports as set forth in Article 4;

(iii) failure to meet or achieve performance milestones as set forth in Appendix B or amendments thereto, which have been agreed to in writing by both Parties;

(iv) execution of a sublicense that fails to comport with Section 6.3;

(v) failure to possess and failure to maintain insurance as set forth in Section 11.3; or

(vi) failure to comply with the requirements of Section 3.1.

7.4  Licensee may terminate this Agreement at any time upon giving written notice of not less than thirty (30) days to University.

7.5  Upon termination of this Agreement (in whole or in part):

(i) Licensee shall provide University with a written inventory of all Licensed Products in the possession or under the control of Licensee (including any in the process of manufacture). Except with respect to termination for uncured material breach pursuant to Section 7.3, Licensee shall have the privilege of disposing of the inventory of such Licensed Products within a period of one hundred and eighty (180) days of such termination upon conditions most favorable to University that Licensee can reasonably obtain.

(ii) Licensee shall also have the right to complete performance of all contracts requiring use of Patent Rights for sale of Licensed Products (except in the case of termination for uncured material breach pursuant to Section 7.3) or Licensed Products within and beyond said period of one hundred and eighty (180) days, provided that Licensee’s right to continue performance under any such contract shall not exceed one year. All Licensed Products in the possession or under the control of Licensee (including any in the process of manufacture) which are not disposed of as provided above shall, to the extent permitted by applicable law, be delivered to University or otherwise disposed of in compliance with all applicable laws, in University’s reasonable discretion, and at Licensee’s sole expense.

(iii) A copy of all Licensed Product Data must be provided to University within forty-five (45) days of such termination. All Licensed Product Data shall remain the Confidential Information of Licensee, subject to the protections of Article 12. Licensee shall, subject to any rights any Sublicensees or other third parties may have with respect to any of the foregoing that survive such termination, grant to University a right for University to access and to refer to all Licensed Product Data, and to provide a copy thereof to potential licensees of University (under conditions of confidentiality consistent with Article 12), solely for use in University’s efforts to license the Patent Rights to any third party; University shall not be entitled to license, grant, or transfer to any third party any rights in such Licensed Product Data. In the event University agrees in writing to material economic terms with a third party concerning the grant of a license to such third party under the Patent Rights formerly licensed to Licensee hereunder, University shall provide written notice thereof to Licensee and Licensee shall enter into good faith negotiations with such third party concerning the granting of rights to, or transfer of title in, the Licensed Product Data to such third party on commercially reasonable terms, subject to any rights any Sublicensees or other third parties may have with respect to any of the foregoing that survive termination of this Agreement.

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7.6  Any termination or cancellation under any provision of this Agreement shall not relieve Licensee of its obligation to pay any royalty or other fees (including attorney’s fees pursuant to Section 8.1 below) due to University at the time of such termination or cancellation.

ARTICLE 8: PATENT PROSECUTION AND MAINTENANCE

8.1  Patent Filings, Prosecution and Maintenance. Patent filings and prosecution of the Patent Rights shall be by counsel of University’s choosing and shall be in the name of University. University shall keep Licensee advised as to the prosecution of such applications by promptly forwarding to Licensee copies of all official correspondence, (including, but not limited to, applications, Office Actions, responses, etc.) relating thereto. Licensee shall have the right, and University shall provide Licensee a reasonable opportunity, to comment and advise University as to the conduct of such prosecution and maintenance, provided, however, that University shall have the right to make the final decisions for all matters associated with such prosecution and patent maintenance.

8.2  Foreign Applications. Regarding prosecution and maintenance of foreign patent applications of the Patent Rights, Licensee shall designate in writing that country or those countries, if any, in which Licensee desires such corresponding patent application(s) to be filed. All such applications shall be in University’s name.

8.3  Abandonment. By written notification to University at least thirty (30) days in advance of any filing or response deadline, or fee due date, Licensee may elect not to have a patent application filed in any particular country or not to pay expenses associated with prosecuting or maintaining any patent application or patent, provided that Licensee pays for all costs incurred up to University’s receipt of such notification. Failure to provide any notification shall be considered by University to be Licensee’s notice that it expressly wishes to support any particular patent(s) or patent application(s). Upon notice that Licensee elects not to have a patent application filed or patent maintained in any particular country, or not to pay expenses associated with prosecuting or maintaining any patent application or patent, University may at its sole discretion file, prosecute, or maintain such patent applications or patents at its own expense and for its own benefit, and any rights or license granted hereunder held by Licensee, Affiliates, or Sublicensee(s) to such patent application(s) or patent(s) shall terminate and the parties shall amend Appendix A to reflect the then current Patent Rights.

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8.4 All Improvements conceived or reduced to practice solely by a party during the term of this Agreement shall be the exclusive property of such party. In the case of a University Improvement, University shall provide to Licensee a 6 (six) month option, commencing with the notice of such Improvement, at Licensee’s sole selection for (i) a non-exclusive, royalty-free non-transferable, non-commercial research license for internal use or (ii) a royalty bearing, limited term exclusive license for University Improvements.

ARTICLE 9: INFRINGEMENT

9.1  If any third-party claims patent infringement against Licensee, as result of Licensee’s use of the Patent Rights, then Licensee shall promptly notify University thereof in writing, setting forth the facts of such claim in reasonable detail. As between the parties to this Agreement, Licensee shall have the first and primary right and responsibility at its own expense to defend and control the defense of any such claim against Licensee, by counsel of its own choice. Licensee shall be free to enter into a settlement, consent judgment, or other voluntary disposition of any such claim, provided that any settlement, consent judgment or other voluntary disposition of any such claim which (i) materially limits the scope, validity, or enforceability of patents included in the Patent Rights or (ii) admits fault or wrongdoing on the part of University must be approved by University, such approval, if warranted, not being unreasonably withheld. Licensee’s request for such approval shall include complete copies of final settlement documents, a detailed summary of such settlement, and any other information material to such settlement. University shall provide Licensee notice of its approval or denial within fifteen (15) business days of any request for such approval by Licensee, provided that

(i) in the event University wishes to deny such approval, such notice shall include a detailed written description of University’s reasonable objections to the proposed settlement, consent judgment, or other voluntary disposition, and

(ii) University shall be deemed to have approved of such proposed settlement, consent judgment, or other voluntary disposition in the event it fails to provide such notice within such fifteen (15) day period in accordance herewith. Any amounts paid to any third party as damages or other compensation with respect to infringement of a third parties rights shall be treated as third party royalties that Licensee shall be entitled to deduct from royalties due University in accordance with Section 3.7. Subject to the policies of the Board of Governors of the University of North Carolina, University agrees to cooperate with Licensee in any reasonable manner deemed by Licensee to be necessary in defending any such action. Licensee shall reimburse University for any reasonable, documented out of pocket expenses incurred in providing such assistance.

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9.2  In the event that any Patent Rights licensed to Licensee are infringed by a third party, Licensee shall have the first and primary right, but not the obligation, to institute, prosecute and control any action or proceeding with respect to such infringement, by counsel of its choice, including any declaratory judgment action arising from such infringement. Licensee shall be free to enter into a settlement, consent judgment, or other voluntary disposition with respect to any such action, provided that any settlement, consent judgment or other voluntary disposition thereof which: (i) materially limits the scope, validity, or enforceability of patents included in the Patent Rights or (ii) admits fault or wrongdoing on the part of University must be approved by University, such approval, if warranted, not to be unreasonably withheld. Licensee’s request for such approval shall include complete copies of final settlement documents, a detailed summary of such settlement, and any other information material to such settlement. University shall provide Licensee notice of its approval or denial within fifteen (15) business days of any request for such approval by Licensee, provided that (i) in the event University wishes to deny such approval, such notice shall include a detailed written description of University’s reasonable objections to the proposed settlement, consent judgment, or other voluntary disposition and (ii) University shall be deemed to have approved of such proposed settlement, consent judgment, or other voluntary disposition in the event it fails to provide such notice within such fifteen (15) day period in accordance herewith. If Licensee recovers monetary damages in the form of lost profits from a third party infringer as a remedy for the infringement of Patent Rights licensed hereunder, then Licensee shall first apply such recovery to the costs and expenses incurred in obtaining or negotiating for such recovery (including attorneys’ fees), and pay to University the royalties on the remaining portion of such lost profits at the rate specified in Section 3.4. If Licensee recovers monetary damages in the form of a reasonable royalty as a remedy for the infringement of Patent Rights, then, after applying such royalty to the recovery of the costs and expenses incurred in obtaining or negotiating for such royalty (including attorneys’ fees), the remaining amount of any such royalty shall be treated as Sublicensing Royalty Revenue in accordance with Section 3.6.

9.3  If Licensee elects not to enforce any patent within the Patent Rights, then Licensee shall notify University in writing within six (6) months of receiving notice that an infringement exists. University may, at its own expense and control, following the earlier of (i) such notice from Licensee or (ii) the expiration of such six (6) month period without Licensee electing to take any action with respect to such alleged or actual infringement, take steps to defend or enforce any patent within the Patent Rights and recover, for its own account, any damages, awards or settlements resulting therefrom.

9.4  Notwithstanding the foregoing, and in University’s sole discretion, University shall be entitled to participate through counsel of its own choosing in any legal action involving the Invention and Patent Rights. Nothing in the foregoing Sections shall be construed in any way which would limit the authority of the Attorney General of North Carolina.

ARTICLE 10: REPRESENTATIONS and warranties; Limation of liability

10.1  University makes no representations or warranties:

(i) that any patent will issue on the Invention, or

(ii) of the validity of any patent included in the Patent Rights or that practice under such patents shall be free of infringement.

10.2  University represents and warrants that to its knowledge as of Effective Date:

(i) the entire right, title, and interest in the patent applications and patents comprising the Existing Patent Rights have been assigned to University free and clear of all liens, claims and encumbrances of any inventor or any nongovernmental third party;

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(ii) that University has all requisite power and authority to grant the licenses contained in this Agreement under said Existing Patent Rights;

(iii) University has not entered into any agreements with any third party with respect to the Existing Patent Rights, the technology claimed therein, or Inventions;

(iv) University’s execution and performance of this Agreement will not result in a breach of any other contract to which it is, or will become, a party; and

(v) University has not received any notification, and does not possess any information reasonably indicating, that the Existing Patent Rights are invalid or that the exercise by Licensee of the rights granted hereunder will infringe on any patent or other proprietary right of any third party.

(vii) University has not received any notification, and does not possess any information reasonably indicating, that any third party has infringed on the Existing Patent Rights or otherwise engaged in the development or reduction to practice of the Existing Patent Rights.

10.3 UNIVERSITY DISCLAIMS ALL WARRANTIES WITH REGARD TO PRODUCT(S) AND SERVICE(S) LICENSED UNDER THIS AGREEMENT, INCLUDING, BUT NOT LIMITED TO, ALL WARRANTIES, EXPRESSED OR IMPLIED, OF MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE.

NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT, UNIVERSITY ADDITIONALLY DISCLAIMS ALL OBLIGATIONS AND LIABILITIES ON THE PART OF UNIVERSITY AND INVENTORS, FOR DAMAGES, INCLUDING, BUT NOT LIMITED TO, DIRECT, INDIRECT, SPECIAL, CONSEQUENTIAL, EXEMPLARY, AND PUNITIVE DAMAGES, ATTORNEYS’ AND EXPERTS’ FEES, AND COURT COSTS (EVEN IF UNIVERSITY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, FEES OR COSTS), ARISING OUT OF OR IN CONNECTION WITH LICENSEE’S, AFFILIATES, AND SUBLICENSEES’ MANUFACTURE, USE, OR SALE OF THE PRODUCT(S) AND SERVICE(S) LICENSED UNDER THIS AGREEMENT, EXCEPT TO THE EXTENT SUCH DAMAGES OR OTHER LIABILITIES RESULT FROM THE UNIVERSITY’S OR ITS EMPLOYEES’INTENTIONAL MISCONDUCT. LICENSEE, ITS AFFILIATE(S), AND SUBLICENSEE(S) ASSUME ALL RESPONSIBILITY AND LIABILITY FOR LOSS OR DAMAGE CAUSED BY A PRODUCT AND/OR SERVICE MANUFACTURED, USED, OR SOLD BY LICENSEE, ITS SUBLICENSEE(S), AND AFFILIATE(S) WHICH IS A LICENSED PRODUCT(S) AS DEFINED IN THIS AGREEMENT, EXCEPT TO THE EXTENT SUCH DAMAGES OR OTHER LIABILITIES RESULT FROM THE UNIVERSITY’S OR ITS EMPLOYEES’ INTENTIONAL MISCONDUCT.

10.4  EXCEPT WITH RESPECT TO BREACHES OF SECTION 12 AND THE INDEMNIFICATION PROVIDED UNDER SECTION 11, NEITHER PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ANY INDIRECT, CONSEQUENTIAL, SPECIAL, EXEMPLARY, OR PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT.

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ARTICLE 11: INDEMNIFICATION

11.1  In exercising its rights under this Agreement, Licensee shall comply with the requirements of any and all applicable laws, regulations, rules and orders of any governmental body having jurisdiction over the exercise of rights under this Agreement. Licensee further agrees to indemnify and hold University harmless from and against any costs, expenses, attorney's fees, citation, fine, penalty and liability of every kind and nature which might be imposed by reason of any asserted or established violation by Licensee, Affiliates, or Sublicensees of any such laws, order, rules and/or regulations.

11.2  Licensee agrees to indemnify, hold harmless and defend University, its officers, employees, and agents, against any and all claims, suits, losses, damages, costs, fees, and expenses asserted by third parties, both government and private, resulting from or arising out of (i) Licensee’s breach of this Agreement, (ii) Licensee’s failure to comply with any applicable laws, rules or regulations, or (iii) the exercise of Licensee’s rights under this Agreement, provided such losses do not result from the University’s or its employees’ gross negligence, intentional misconduct, breach of this Agreement, or failure to comply with any applicable laws, rules, or regulations.

11.3 Licensee is required to maintain in force at its sole cost and expense, with reputable insurance companies, general liability insurance and products liability insurance coverage in an amount reasonably sufficient to protect against liability under Sections 11.1 and 11.2 above upon production and first shipment of product to customers.

11.4 LICENSEE’S OBLIGATIONS TO COMPLY WITH U.S. EXPORT CONTROL LAWS AND REGULATIONS ARE INDEPENDENT OF AND SURVIVE THE TERMINATION OF THIS AGREEMENT. Licensee agrees to indemnify and hold University harmless from and against any liability (including fines or legal fees) incurred by violations of export control laws and regulations by Licensee, Affiliates, or its Sublicensees with respect to Licensed Products.

ARTICLE 12: CONFIDENTIALITY; PUBLICATION

12.1 University Confidential Information: University may, from time to time, disclose its Confidential Information to Licensee. Licensee shall not disclose University’s Confidential Information to any third party except as follows:

(i) to its Affiliates, Sublicensees, and any employees, officers, directors, contractors, or other agents or representatives of Licensee or any of the foregoing for purposes related to the exercise of the rights granted under this Agreement; or

(ii) under conditions of confidentiality to prospective or actual investors, lenders, acquirors, sublicensees, strategic partners, and investment bankers in connection with its financing, acquisition, licensing, development, commercialization, and stockholder relations activities; or

(iii) with the prior written consent of University,

provided that, Licensee requires such recipients of University’s Confidential Information to protect the confidentiality of such Confidential Information. Licensee may also disclose University’s Confidential Information as it reasonably deems necessary or advisable in connection with the prosecution, maintenance, defense and enforcement of the Patent Rights or in connection with the pursuit or maintenance of regulatory or marketing approvals for, or commercialization of, Licensed Products.

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12.2 Disclosures to University: Licensee, through its employees or other agents, may disclose its Confidential Information to University. It is understood that University’s agreement under this Agreement is subject to the provisions of NC Public Records Act., G.S. Chapter 132. University shall:

(i) not disclose such Confidential Information to any third party,

(ii) treat such information with the same degree of care as it treats its own confidential information, which shall be no less than reasonable, and

(iii) only use such information for purposes of enforcing its rights under this Agreement.

12.3 Limits on Confidential Information: Confidential Information under this Agreement shall not include information:

(i) which at the time of disclosure is in the public domain;

(ii) after disclosure, becomes part of the public domain by publication or otherwise, except by the breach of this Agreement by either party;

(iii) was (a) in the recipient party’s possession in documentary form at the time of disclosure or (b) independently developed by or for the recipient party by any person or persons who had no knowledge or benefit of the other party’s Confidential Information, as evidenced by written documentation; or

(iv) a party received without obligation of confidentiality or limitation on use from a third party who had the lawful right to disclose such information and who did not obtain such information under an obligation of confidentiality to either party.

Confidential Information disclosed under this Agreement shall not be deemed to be within the foregoing exceptions merely because such information is embraced by more general information in the public domain or in the possession of a party. In addition, any combination of features shall not be deemed to be within the foregoing exceptions merely because individual features are in the public domain or in the party’s possession, but only if the combination itself and its principle of operation are in the public domain or in the party’s possession.

12.4 Notwithstanding any other provision of this Agreement, disclosure by a recipient party of the other party’s Confidential Information shall not be precluded if such disclosure:

(i) is in response to a valid order of a court or to another governmental body of the United States or any political subdivision thereof; or

(ii) is required by law or regulation;

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provided, however, that, in either case, the party required to make such disclosures shall (1) have made reasonable effort to give prompt notice to the other party to permit it to seek a protective order or grant of confidentiality, (2) cooperate with the other party’s efforts to seek confidential or protective treatment of such information, as reasonably requested by the other party, and (3) minimize the extent of any such disclosure.

12.5 University shall be free to publish the results of its research and educational activities as it sees fit, provided that prior to any publication of any particular technology claimed, described, or enabled in the Patent Rights:

(i) University shall provide Licensee with a manuscript of any proposed paper or an abstract of any proposed presentation describing such technology at least thirty (30) days prior to its submission for publication or presentation and

(ii) as reasonably requested by Licensee, University shall (a) delete from such publication any of Licensee’s Confidential Information, (b) delay the submission of such publication or presentation for an additional period of up to fifteen (15) days in order to allow Licensee to pursue patent protection for any of its intellectual property described therein, or (c) instruct its patent counsel to make such patent filings or conduct the prosecution of the patents and patent applications included in the Patent Rights as appropriate prior to publication or presentation of such material to prevent the loss of any rights granted under this Agreement. After any publication of any particular technology claimed, described, or enabled in the Patent Rights, University shall have no further obligations under this Section 12.5 with respect to the publication of such technology.

ARTICLE 13. MISCELLANEOUS

13.1 This Agreement is binding upon and shall inure to the benefit of University, its successors and assigns. However, this Agreement shall be personal to Licensee, and it is not assignable by Licensee to any other person or entity without the prior written consent of University, such consent to be in University’s sole discretion. Notwithstanding the foregoing, Licensee shall be permitted to assign this Agreement and its rights and obligations hereunder without University’s consent:

(i) to any Affiliate; or

(ii) in connection with any sale of substantially all of Licensee’s assets or business (or that portion of its assets or business related to the subject matter of this Agreement), merger, acquisition, consolidation, reorganization, or other similar transaction, provided that Licensee shall not be released of its obligations existing at the time of such assignment.

13.2 It is agreed that no waiver by either party hereto of any breach or default of any of the covenants or agreements herein set forth shall be deemed a waiver as to any subsequent and/or similar breach or default.

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13.3 No party shall, without prior written consent of the other party, use the name or any trademark or trade name owned by the other party, or owned by an affiliate or parent corporation of the other party, in any publication, publicity, advertising, or otherwise, except that Licensee may identify University as licensor of the Patent Rights and Licensed Products and University may identify Licensee as exclusive licensee of Patent Rights. It is understood that University’s agreement under this Section is subject to the provisions of N.C. Public Records Act, G.S. Chapter 132.

13.4 Notwithstanding Section 13.3 above, University may disclose the existence of this Agreement and non-confidential information regarding the status of Licensee’s commercialization of License Products in a press release, on-line, or otherwise, and on the website of the Office of Technology Transfer throughout the life of this Agreement with the prior written approval of the Licensee, such approval not to be unreasonably withheld. Further, the parties agree to cooperate with each other in preparing, reviewing and approving such disclosures, Licensee’s approval for each disclosure not to be unreasonably withheld.

13.5 Neither party hereto is an agent of the other for any purpose.

13.6 Any notice required or permitted to be given to the parties hereto shall be in writing and deemed to have been properly given if delivered in person or mailed by first-class mail to the other party at the appropriate address as set forth below. Other addresses may be designated in writing by the parties during the term of this Agreement.

UNIVERSITY	LICENSEE
For All Matters:	For All Matters:
Director, Office of Technology Transfer	Chief Executive Officer
Division of Research and Economic Development

North Carolina Agricultural and Technical State University	BioSolar, Inc.
Fort IRC Building 4th Floor	Suite 202
1601 East Market Street Greensboro, NC 27411	27936 Lost Canyon Rd. Santa Clarita, CA 91387

13.7 This Agreement shall be interpreted and construed in accordance with the laws of the State of North Carolina. The State and Federal Courts of North Carolina shall have exclusive jurisdiction to hear any legal action arising out of this Agreement.

13.8 In the event that a court of competent jurisdiction holds any provision of this Agreement to be invalid, such holding shall have no effect on the remaining provisions of this Agreement, and they shall continue in full force and effect.

13.9 The provisions of Sections 3.10, 3.11, 3.12, 4.2, 4.3, 4.4, 6.4, 7.5, 7.6, 10.3, and 10.4 and Articles 1, 9 (with respect to any infringement occurring prior to termination or expiration), 11, 12, and 13 shall survive the expiration or termination of this Agreement.

13.10 Anything contained in this Agreement to the contrary notwithstanding, the obligations of the Licensee shall be subject to all laws, and present and future regulations, of any government having jurisdiction over the Licensee, and to orders, regulations, directions, or requests of any such government. Licensee shall undertake to comply with and be solely responsible for complying with such laws applicable to Licensee.

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13.11 Exports of Licensed Products may be subject to U.S. export control laws and regulations, including, without limitation, the Export Administration Regulations (15 CFR 730-774) and the International Traffic in Arms Regulations (22 CFR 120-130), and may be subject to export or import regulations in countries other than the United States. Licensee assumes all obligations and responsibility for assuring that use of the Licensed Products is in compliance with all applicable export control laws and regulations. Further, Licensee agrees to require Sublicensees to comply with said obligations and responsibility.

13.12 Licensee shall, and agrees to require Sublicensees to, comply with any patent marking requirements of the intellectual property laws of the applicable countries in the Licensed Territory to the extent any failure to do so would materially and adversely affect the Licensed Product, the Patent Rights, or either party’s ability to avail itself of all potential remedies for any infringement of the Patent Rights.

13.13 Licensee shall be solely responsible for the payment of any and all taxes, fees, duties and other payments incurred in relation to its manufacture, use and sale of the systems and methods covered by the Patent Rights or Licensed Products. Licensee shall, as between the parties, be responsible for applying for and obtaining any approvals, authorizations, or validations necessary to effectuate the terms of this Agreement under the laws of the appropriate national laws of each of the countries in the Licensed Territory.

13.14 If any one or more of the provisions of this Agreement is held to be invalid or unenforceable by any court of competent jurisdiction, the provision shall be considered severed from this Agreement and shall not serve to invalidate any remaining provisions hereof. The parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the parties when entering into this Agreement may be realized.

13.15 It is understood and agreed between University and Licensee that this writing constitutes the entire agreement, both written and oral, between the parties, and that all prior agreements respecting the subject matter hereof, either written or oral, expressed or implied, shall be abrogated, cancelled, and are null and void and of no effect, except that any confidential information disclosed pursuant to the Confidentiality Agreement dated August 16, 2016, shall be deemed to be Confidential Information disclosed pursuant to this Agreement.

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IN WITNESS WHEREOF, both University and Licensee have executed this Agreement, in duplicate originals, by the duly authorized respective officers as of the Effective Date. Inventors have likewise indicated their acceptance of the terms hereof as of the Effective Date by signing below.

Agreed and Accepted:		Agreed and Accepted:

BioSolar		North Carolina A&T State University

Signature:	/s/ David Lee	Signature:	/s/ Barry L. Burks
Printed:	Dr. David Lee	Printed:	Dr. Barry L. Burks
Title:	Chief Executive Officer	Title:	Vice Chancellor for Research and Economic Development
Date:	_________	Date:	_________

I agree to be abide by the terms of this agreement

By:	/s/ Sungjin Cho

Inventor: Dr. Sungjin Cho

Date: _______________________

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APPENDIX A

PATENT RIGHTS

☐	Provisional Patent Application U.S. Serial No. 62/473,772:

Entitled " Silicon Iron Lithium Nanocomposite for Lithium Ion Batteries”

Filed: 3/20/2017

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APPENDIX B

Summarized below is BioSolar’s current view on the timeline of its engineering development efforts and potential revenue generation opportunities:

[***]

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